November 5, 2008
VIA EDGAR AND FACSIMILE
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Group Realty Trust Form 10-K for the year ended December 31, 2007 Filed 07/23/08 Forms 10-Q for the quarterly periods ended June 30, 2008 Filed 08/14/08 File No. 001-13589
Dear Mr. Gordon:
We make reference to your comment letter dated October 21, 2008 regarding the above-referenced filings. Please find below our responses to your comments. For your convenience, we have duplicated the text of your comments before each response.
Form 10-K for the year ended December 31, 2007
Consolidated Statements of Cash Flows, page F-6
1.	We note your response to comment 1(b); however, you did not fully address your presentation of changes in restricted cash. You state that at December 31, 2007 your escrow accounts and restricted cash balances totaled $41.7 million and that the escrows related to $17.3 million for capital and tenant improvements. We note on page 39 of your 2007 Form 10-K that the $41.7 million balance also includes $9.8

Mr. Daniel Gordon
November 5, 2008
million related to real estate taxes and insurance, $6.3 million representing lease obligations, $3.0 million for depository accounts, $1 million related to environmental remediation, and $4.3 million for other purposes. Please additionally tell us why you believe that the changes in these restricted cash flows should be presented as an investing activity in your statements of cash flows. It appears that the nature of the source of some of these cash flows is your operating activities. Please see SFAS 95, specifically paragraph 87, for reference.
The $2.3 million decrease in restricted cash escrows (source of investing activities) during the year ended December 31, 2007 related to the change in balances in various escrow accounts that our lenders require us to maintain relating to properties we hold for long-term investment. Following is the detail of the balance changes by escrow type, all of which related to our investment properties: capital and tenant improvement construction ($1.7 million decrease); real estate taxes and insurance ($1.3 million increase); lease obligations ($0.8 million decrease); restricted depository accounts ($0.5 million increase); environmental remediation ($0.5 million decrease); and other investment property purposes ($1.1 million decrease related to asbestos abatement/redevelopment).
We classify the funding of cash to restricted escrow accounts (use of cash) and the recovery of cash from restricted escrow accounts (source of cash) as investment activities. Per SFAS 95 paragraph 87, the most appropriate classification generally should depend on the nature of the activity that is the source of cash flows. We consider the nature of funding escrows as investing activities separate from operating activities in accordance with guidelines identified in SFAS 95 paragraphs 75-80, “Emphasis on Gross Cash Receipts and Cash Payments". As noted in these paragraphs, we have classified the changes in funding restricted escrows as investing activities on a gross rather than net basis as the amounts involved may potentially be material. Additionally, the source of funding these escrows were generally not the result of operating cash transactions in the current period.
The following is a description of each of the escrow categories other than the capital and tenant improvement construction escrow:
Real Estate Tax and Insurance Escrows:
The real estate tax insurance escrows contain funds that we periodically use to pay real estate taxes and insurance premiums. On a monthly basis we fund restricted cash escrow accounts for real estate taxes and insurance pursuant to agreements we have with our lenders. Real estate taxes for our properties are paid to the respective taxing authorities two times per year and insurance premiums are paid one time per year. We include real estate tax payments and insurance payments in the operating activities section of our statement of cash flows only when the actual payments are made to the taxing authorities and insurance providers. For example, a deduction for accrual basis real estate taxes is included in our net income amount at the beginning of our

Mr. Daniel Gordon
November 5, 2008
statement of cash flows (in the operating activities section). We pay real estate taxes to the taxing authority on our properties only two times per year rather than monthly or quarterly. In a quarter in which real estate taxes have not been paid, the real estate tax liability increases and we include this increase as a source of cash in the operating activities section to offset the deduction reflected in net income. The net effect of real estate taxes in operating activities is therefore $0 in a quarter in which we don’t pay taxes. When the taxes have been paid, the real estate tax liability decreases and this decrease is reflected as a use of cash in the operating activities section. This section then correctly reflects a cash use for the actual taxes paid during that period. A payment into or recovery from a real estate tax escrow in a Company bank account does not reflect the actual real estate tax payment and therefore is not included in the operating activities section.
Lease Obligation Escrow:
In the past, in order to provide an incentive for a new tenant to occupy one of our investment properties pursuant to a new long-term lease, we have taken economic responsibility for the tenant’s existing lease in a property that we don’t own. With respect to the $6.3 million for lease obligations in restricted cash, this relates to an escrow we established for one of these leases to be used to fund the rent payments for this lease through maturity. In addition, we established a liability equal to our projected cash outflow for the duration of the lease. We reduce this liability when we make payments on the lease and the change in this liability account is reflected as a cash use in the operating activities section.
Restricted Depository Account Escrows:
These escrows contain primarily prepaid rents that we receive on investment properties that are restricted by the respective lenders until debt service is paid in the following month. We record a liability when cash is received from a tenant in the form of prepaid rent. The change in the liability account is included in the operating activities section of the statement of cash flows and, therefore, we include these prepaid rent receipts as an operating activity.
Environmental Remediation Escrow:
We funded this escrow, to be used for the environmental remediation at some properties we previously owned, upon the sale of these properties in 2004. At the time we funded this escrow, we established a liability account in an equal amount. When we make a payment for the environmental remediation from this escrow, we reduce the liability account. This liability account reduction is reflected as a use of cash in the operating activities section of our statement of cash flows.

Mr. Daniel Gordon
November 5, 2008
Other Escrows:
The activity in this escrow account related to the payment for asbestos removal as part of a redevelopment at one of our properties. We classified this cost as a capital expenditure and included it as a use of cash in the investing activities section of our statement of cash flows.
We also note that we referenced other SEC registered REIT’s presentations (such as, General Growth Properties, Inc., Glimcher Realty Trust and First Industrial, L.P.) and the REIT’s we reviewed classified the funding of their escrows as investing activities in the same manner as we have described above. As cited in SFAS paragraph 86: “The Board concluded that, in general, comparability across enterprises in classifying similar items is desirable.”
2.	We note your response to comment 1(c). You state that leasing costs pertain to leasing commissions, lease assumption costs, and other leasing costs directly attributable to tenant leases; therefore, these cash flows appear to relate directly to your operating activities since they are costs you incur in order to provide your service of leasing real estate. Please explain further and see paragraph 21 of SFAS 95 for reference.
Per SFAS 95 paragraph 21 and 87, the appropriate classification generally should depend on the nature of the activity. In accordance with SFAS 13 — Accounting for Leases, paragraph 19c — “Initial direct costs shall be deferred and allocated over the lease term in proportion to the recognition of rental income. However, initial direct costs may be charged to expense as incurred if the effect is not materially different from that which would have resulted from the use of the method prescribed in the preceding sentence.” These costs related to long-term leases at our properties. Accordingly, we have determined that these items are material to the company and have treated these activities as investing in nature because these costs are significant and are therefore long-term deferred expenses that are amortized over the respective lease agreements similar to capital expenditures. We also referenced other SEC registered REIT’s presentations (such as Glimcher Realty Trust) and noted that additions to deferred expenses (i.e., leasing costs) were classified as investing activities in the same manner as we have described above.
Notes to Financial Statements
Note 15 — Commitments and Contingencies, page F-40
3.	We note your response to comment 2. Please tell us why you did not record a liability for this tax indemnity agreement at the time of the acquisition by The Lightstone Group in 2005 and explain further your reasons for entering into a release agreement with Mr. Casati which resulted in a payment of $4.2 million to him. If no liability was recorded in 2005, it appears that you did not believe that it was probable at the time that you would incur a loss from this agreement; therefore, it appears that there may have been a change in circumstances subsequent to the transaction with The Lightstone Group in 2005. Please explain.

Mr. Daniel Gordon
November 5, 2008
We did not record a liability for the tax indemnity agreement (the “TIA”) related to our Continental Towers property at the time of acquisition by The Lightstone Group (the “Acquisition”) in July 2005. We classified the potential future liability related to the TIA, which was in effect prior to and after the Acquisition, as a contingent liability because it would only be triggered if (i) we sold the property in a manner that did not preserve the tax indemnitee’s tax position or (ii) the lender foreclosed on its mortgage on the property. The company felt that both of those events were within its control and unlikely. The following paragraph from our 10-K briefly describes the origination and terms of the TIA (prior to the Casati release).
On December 12, 1997... , we entered into the TIA pursuant to which we agreed to indemnify Roland Casati and Richard Heise, who then owned Continental Towers, for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure, or other action taken by us with respect to Continental Towers or the mortgage note. Our estimated maximum liability, to both Mr. Casati and Mr. Heise, in the event of the consummation of a taxable transaction related to Continental Towers was approximately $53.2 million.
After the Acquisition, the circumstances related to the TIA changed because Mr. Casati had developed an alternative way to preserve his tax position and he offered to release us, for a fee, from any potential future contingent obligations to him under the TIA. We determined that accepting Mr. Casati’s offer would give the company more flexibility with respect to the property and increase its value in connection with any potential future sale or refinancing of the property. Accordingly, we paid Mr. Casati a negotiated amount of $4.2 million during January 2006 in exchange for our release from approximately $39.2 million of the estimated $53.2 million potential future liability. No liability or corresponding asset was recorded at December 31, 2005 as the depreciation expense was considered immaterial.
4.	We note your response to comment 4. Please tell us the terms of the sale in more detail and provide us with a copy of the sales agreement and any other material related documents (i.e. covenants). Please also address the following items in your response:

Mr. Daniel Gordon
November 5, 2008
•	In light of the fact that this transaction only involved 12 floors of your 52 floor building, tell us how you determined that it was appropriate to account for the transaction as a sale.

•	Tell us if this was a fee simple sale.

•	Tell us the terms of your agreements for the sharing of common areas and how you considered your continued support of the 12 floors through the sharing of the common areas in your accounting treatment. It appears that the operations of the hotel will affect the operations and marketability of your office property. Please explain how you considered this continued involvement in your analysis of the transaction.

•	In your press release dated March 18, 2008, you stated that in addition to doing improvements/work on the hotel floors you will also perform a building-wide redevelopment of the remainder of the building. Tell us how this additional redevelopment was factored into the closing of the transaction and the current status and timing of the additional redevelopment.
The following are the details of the sale of floors 2 through 13 at 330 North Wabash Avenue:
On March 18, 2008, one of our subsidiaries, 330 N. Wabash Avenue, L.L.C. (“330 LLC”), completed the sale of Floors 2 through 13 of our 330 N. Wabash Avenue property to Modern Magic Hotel, LLC (the “Hotel Buyer”) for the purchase price of $46.0 million, subject to customary prorations and adjustments as provided in the purchase and sale agreement. This was a fee simple sale and the Hotel Buyer took ownership of these floors pursuant to what was in effect a vertical subdivision of the property. The Hotel Buyer also received various easements and rights to use portions of the common areas of the property that 330 LLC retained.
The Hotel Buyer also has an option to purchase fee simple title to the 14th Floor of the property for $5.0 million (subject to escalation by CPI and certain other adjustments), in which case the proceeds would be used to partially prepay the mortgage loan encumbering 330 LLC’s property. The Hotel Buyer and 330 LLC have also entered into a Declaration of Covenants, Conditions, Restrictions and Easements and various other documents that provide for necessary cross-easements and sharing of common area costs. The purchase and sale agreement includes a covenant by 330 LLC to perform certain asbestos removal, demolition and pre-construction work on all floors subject to the sale. 330 LLC deposited $10.7 million at closing into construction escrows with the title insurance company and $2.1 million with one of the mortgage lenders to be used for such costs. These obligations were recorded as a liability and charged against the gain when determining the book gain on sale. We recognized a book gain on the sale of approximately $9.8 million, after deducting the foregoing costs. We have sent you the sales agreement and other material documents under separate cover via overnight courier due to the size of the files.

Mr. Daniel Gordon
November 5, 2008
We note the following about our accounting for the transaction:
•	We accounted for the transaction as a sale upon closing on March 18, 2008 in accordance with SFAS 66, paragraph 33: The seller has made a partial sale. A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if: a) The buyer is independent of the seller, b) Collection of the sales price is reasonably assured, and c) The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. All of the criteria above have been met for the March 18, 2008 closing described above to be accounted for as a sale because (i) we have retained total fee simple ownership in the remainder of the floors not sold to the Hotel Buyer, (ii) the Hotel Buyer is independent from 330 LLC and us, and (iii) the various common area costs are either being shared on a “per use” basis or proportionally by square footage ownership; as further described below.

•	As described above, the Hotel Buyer acquired fee simple title to the floors.

•	Detail about the sharing of common area expenses is outlined in the “Declaration of Covenants, Conditions, Restrictions and Easements” (the “Declaration”) between 330 LLC and Hotel Buyer, a copy of which we have sent to you via overnight courier. Pursuant to the Declaration, which is recorded against title to the property, each party is obligated to pay its pro-rata share of various common area expenses at the property based on (i) the proportionate square footage each party owns of the property for most common area expenses or (ii) on a “per use” basis for those common area expenses which are not fair to bill on a square footage basis. Substantially all of the risks and rewards of ownership of the sold floors have been transferred to Hotel Buyer. The operations of the hotel will not affect the operations and marketability of our office property because the Hotel Buyer is paying its share of all expenses and the office floors will not be subsidizing the hotel floors. For this reason, we did not feel that the cost sharing pursuant to the Declaration affected our analysis of this transaction.

Mr. Daniel Gordon
November 5, 2008
•	We did not factor the building-wide redevelopment referenced in our March 18, 2008 press release into the closing of the transaction. This redevelopment is primarily being done in sections of the building that we own and operate as office space and is independent of the hotel sale. We completed the cleaning and restoration of the exterior plaza granite and interior lobby areas prior to the closing of the sale. The green roof and life safety upgrades are being completed post-closing and the Hotel Buyer is sharing in the cost based on their proportionate share of the building. The majority of the work is currently scheduled to begin in 2010 and will involve the redevelopment of the high-rise office space (floors 37 through 47) that we own. This work will include demolition of existing improvements, asbestos abatement, HVAC upgrades, and elevator cab upgrades. We have already completed the redevelopment of certain other office floors that we own in the mid-rise section of the building. We expect to complete the redevelopment in 2011-2012. We are not obligated to the Hotel Buyer to complete the redevelopment except for the items that are covered by the cash deposits referenced above, all of which were deducted from our calculation of the gain on the sale of this property.
Please feel free to contact me (312-917-4230) or Paul Del Vecchio, our Executive Vice President-Capital Markets (312-917-8781), if we can be of further assistance.

Sincerely,
/s/ Jeffrey A. Patterson
Jeffrey A. Patterson
President and Chief Executive Officer